SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5)*

LM Ericsson Telephone Company
(Name of Issuer)

Class B Shares (SEK 5.00 nominal value)
(Title of Class of Securities)

CUSIP No. 294821608**
(CUSIP Number)

Cevian Capital II GP Limited 11-15 Seaton Place St. Helier, Jersey JE4 0QH Channel Islands Attention: Denzil Boschat +44 1534 828 513

with a copy to:

Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Attention: Eleazer N. Klein, Esq. (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

** There is no CUSIP number assigned to the Class B Shares. CUSIP number 294821608 has been assigned to the American Depositary Shares ("ADSs") of the Company. Each ADS represents one Class B Share.

(Page 1 of 5 Pages)

 ______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294821608	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Cevian Capital II GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 273,283,710
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 273,283,710
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 273,283,710
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.06%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 294821608	SCHEDULE 13D/A	Page 3 of 5 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on May 30, 2017 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the Class B Shares, SEK 5.00 nominal value (the "Class B Shares") of LM Ericsson Telephone Company, a limited liability company organized under the Swedish Companies Act (the "Issuer"). This Amendment No. 5 amends Items 3 and 5(a)-(c) as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

As of the date hereof, the Reporting Person has purchased for the accounts of the Cevian Entities an aggregate of 273,283,710 Class B Shares for an aggregate consideration (including brokerage commission) of approximately USD 1,924,265,617. The Cevian Entities funded these purchases out of their general working capital. The Class B Shares were purchased using Swedish Krona. For the purposes of this Schedule 13D, a conversion rate of USD 1.00 for each SEK 7.8818 was used.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a)-(c) is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class B Shares and percentage of the Class B Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 3,017,937,436 Class B Shares, which is the difference obtained by subtracting the 54,458,316 Class B Shares held in treasury as of September 30, 2017 (as reported in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on October 20, 2017) from the 3,072,395,752 Class B Shares in issue as of May 31, 2017 (as reported in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on July 18, 2017).

The Reporting Person also beneficially owns 331,346 Class A Shares of the Issuer.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Class B Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

(c)	The transactions in the Class B Shares by the Reporting Person for the benefit of the Cevian Entities in the past sixty days, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

CUSIP No. 294821608	SCHEDULE 13D/A	Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2018

CEVIAN CAPITAL II GP LIMITED

By:	/s/ Denzil Boschat
Name:	Denzil Boschat
Title:	Director

CUSIP No. 294821608	SCHEDULE 13D/A	Page 5 of 5 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Class B Shares which were effectuated by the Reporting Person for the benefit of the Cevian Entities in the past sixty days. All transactions were effectuated in the open market through a broker.

CEVIAN CAPITAL PARTNERS LIMITED

Trade Date (Year-Month-Day)	Class B Shares Purchased (Sold)	Price ($)*
2017-12-28	593,482	6.86
2017-12-29	1,484,896	6.85
2018-01-02	1,084,784	6.91
2018-01-03	878,106	6.92
2018-01-04	1,599,517	6.93
2018-01-05	788,321	7.00
2018-01-08	1,412,207	7.03
2018-01-09	963,713	7.10
2018-01-10	1,487,402	7.01
2018-01-11	1,245,366	7.05
2018-01-12	1,502,944	7.08
2018-01-15	574,644	7.16
2018-01-16	1,297,723	7.11
2018-01-17	1,722,715	7.28
2018-01-18	1,942,743	7.44
2018-01-19	1,555,016	7.43
2018-01-22	1,828,403	7.30
2018-01-23	1,501,864	7.24
2018-01-24	1,393,981	7.19
2018-01-25	1,997,364	7.00
2018-01-26	270,000	6.87
2018-01-29	240,470	6.92

CEVIAN CAPITAL II CO-INVESTMENT FUND LP

Trade Date (Year-Month-Day)	Class B Shares Purchased (Sold)	Price ($)*
2017-12-28	65,943	6.86
2017-12-29	164,989	6.85
2018-01-02	120,532	6.91
2018-01-03	97,568	6.92
2018-01-04	177,724	6.93
2018-01-05	87,592	7.00
2018-01-08	156,912	7.03
2018-01-09	107,079	7.10
2018-01-10	165,267	7.01
2018-01-11	138,374	7.05
2018-01-12	166,994	7.08
2018-01-15	63,849	7.16
2018-01-16	144,192	7.11
2018-01-17	191,369	7.28
2018-01-18	215,861	7.44
2018-01-19	172,780	7.43
2018-01-22	203,156	7.30
2018-01-23	166,874	7.24
2018-01-24	154,887	7.19
2018-01-25	221,930	7.00
2018-01-26	30,000	6.87
2018-01-29	26,719	6.92

*    Excluding commissions, SEC fees, etc. (rounded to nearest cent). The Class B Shares were purchased using Swedish Krona. For purposes of this Schedule 13D, a conversion rate of USD 1.00 for each SEK 7.8818 was used.